UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Earnings Release

Rio de Janeiro, October 27, 2009

contax

2009

3Q09

IR Contacts

Rodrigo Cuesta
+55 (21) 3131-0692

Bruno Priuli
+55 (21) 3131-0486

Michel Sarkis
+55 (21) 3131-0009

ri@contax.com.br

CTAX3: R$ 87.00

CTAX4: R$ 79.98

CTXNY: US$ 2.19

Market Cap: R$ 1,235.6 million

September 30, 2009

Contax Participações S.A. (Bovespa: CTAX3, CTAX4; OTC: CTXNY) hereby announces its results for the third quarter of 2009 (the 3Q09).

The 3Q09 financial information in this report has already been adjusted in accordance with Law 11,638/07, containing all the adjustments to the financial statements regulated by the CVM (Brazilian Securities and Exchange Commission) and the CPC (Accounting Pronouncements Committee).

In order to ensure a better comparison between quarters, the 3Q08 financial data were also adjusted in accordance with Law 11638/07, the 2Q09 data having already been disclosed in accordance with said adjustments. Attachment 5 lists the adjustments to the 2008 quarterly income statements, based on the previously published figures without the impact of the Law, to obtain the results published on this date.

The financial information has been audited by independent auditors, while the operating information is unaudited.

Contents

About Contax	2
Highlights	3
Key Figures	3
Operating Performance	4
Workstations	4
Employees	4
Financial Performance	5
Net Operating Revenue (NOR)	6
Costs and Expenses	7
EBITDA	10
Depreciation	12
Net Financial Result	12
Net Income	12
Net Cash (Cash – Debt)	13
Investments (CAPEX)	13
Share Performance	14
Attachments	16
1. INCOME STATEMENT	16
2. Balance Sheet	17
3. Cash Flow Statement	18
4. EBITDA reconciliation	29
5. Adjustments related to Law 11,638/07	29
Disclaimer	20

About Contax

TNL Contax S.A. (“Contax”), a subsidiary of Contax Participações S.A., is the largest outsourced contact center company in Brazil, specialized in the supply of complex contact center services covering the entire process chain, from designing the solution to implementing and operating the services, thereby helping clients improve their relations with their consumers and maximize the value of the services rendered.

Currently, Contax has a portfolio of 65 clients and operates in the customer service, debt collection, telemarketing and retention segments. Its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities and retail, among others. In September 2009, the Company had 73.2 thousand employees and 33.4 thousand workstations in 29 contact centers in 7 Brazilian states.

The consolidated results of Contax Participações S.A. presented herein include the results of Todo BPO and Soluções em Tecnologia S.A. whose main business is to supply technology management services for contact centers.

Highlights
  Net Operating Revenue (NOR) came to R$ 542.3 million in the 3Q09, 16.7% and 0.3% more than the 3Q08 and 2Q09, respectively.

  Year-to-date NOR totaled R$ 1,576.2 million, 24.1% up on the same period in 2008.

  EBITDA totaled R$ 83.8 million in the 3Q09, 21.8% up year-on-year and 5.0% higher than the previous quarter.

  The EBITDA margin stood at 15.4%, a 0.7 p.p. improvement over both the 3Q08 and 2Q09.

  The Company posted 3Q09 Net Income of R$ 32.2 million, 28.9% more than in the 3Q08 and 8.2% up quarter-on-quarter.

  Contax acquired five new clients in the quarter, mostly in the financial and telecom segments.

  In the 3Q09, Contax had seven cases awarded by Consumidor Moderno, notably the Call Center of the Year Grand Prix. It also had two winning cases in the first edition of the Prêmio Abrarec awards, in the Retail and Bank categories.

Key Figures

Quarterly Data					3Q09 vs. 2Q09	3Q09 vs. 3Q08
Key Figures		3Q09	2Q09	3Q08	Δ%	Δ%
Workstations*	(units)	33,373	33,837	30,386	-1.4%	9.8%
Employees*	(units)	73,175	73,371	69,253	-0.3%	5.7%
Net Revenues	(R$ Million)	542.3	540.5	464.8	0.3%	16.7%
EBITDA	(R$ Million)	83.8	79.8	68.8	5.0%	21.8%
EBITDA Margin	(%)	15.4%	14.8%	14.8%	0.7 p.p.	0.7 p.p.
Net Income	(R$ Million)	32.2	29.8	25.0	8.2%	28.9%
Cash*	(R$ Million)	339.2	283.7	352.7	19.6%	-3.8%
Debt*	(R$ Million)	231.3	235.6	243.1	-1.8%	-4.8%
Net Cash*	(R$ Million)	107.8	48.1	109.6	124.2%	-1.6%
Capex	(R$ Million)	19.8	38.6	36.8	-48.8%	-46.3%
* Final position in each period

Year-to-date Data				9M09 vs. 9M08
Key Figures		9M09	9M08	Δ%
Workstations*	(units)	33,373	30,386	9.8%
Employees*	(units)	73,175	69,253	5.7%
Net Revenues	(R$ Million)	1,576.2	1,270.5	24.1%
EBITDA	(R$ Million)	218.0	180.9	20.5%
EBITDA Margin	(%)	13.8%	14.2%	-0.4 p.p.
Net Income	(R$ Million)	77.3	65.2	18.6%
Cash*	(R$ Million)	339.2	352.7	-3.8%
Debt*	(R$ Million)	231.3	243.1	-4.8%
Net Cash*	(R$ Million)	107.8	109.6	-1.6%
Capex	(R$ Million)	109.9	98.3	11.8%
* Final position in each period

Operating Performance

Workstations

The Company closed September 2009 with 33,373 workstations in operation, 9.8% (or 2,987 workstations), up on the 3Q08. This growth was due to, in order of importance, to: i) the entry of new clients; ii) increased demand from existing clients, fueled by their organic growth; and (iii) new business from existing clients.

In relation to the 2Q09, the number of workstations fell by 464 workstations, or 1.4%, due to gains in productivity, which allowed services to be provided with fewer workstations.

Employees

The workforce totaled 73,175 at the close of September, 5.7% up year-on-year. However, this increase was lower than revenue growth as a result of period productivity gains. In comparison with the 2Q09, the headcount fell by 0.3%, primarily due to higher productivity and the consequent adjustment of the workforce. Gains in efficiency meant that more revenue could be generated by fewer employees and operational workstations, which was reflected in improved profitability this quarter.

Financial Performance

Quarterly Data				3Q09 vs. 2Q09	3Q09 vs. 3Q08
(R$ Thousand)	3Q09	2Q09	3Q08	Δ%	Δ%
Net Revenues	542,329	540,533	464,810	0.3%	16.7%
Cost of Services Rendered	(415,549)	(420,906)	(357,356)	-1.3%	16.3%
Personnel	(329,709)	(334,899)	(282,739)	-1.5%	16.6%
Third-party	(59,188)	(60,305)	(53,964)	-1.9%	9.7%
Rent and Insurance	(23,124)	(22,543)	(17,826)	2.6%	29.7%
Other	(3,528)	(3,159)	(2,826)	11.7%	24.8%
SG&A	(42,110)	(34,839)	(32,624)	20.9%	29.1%
Other Oper.Inc.&Exp., net	(882)	(4,966)	(6,053)	-82.2%	-85.4%
EBITDA	83,788	79,822	68,777	5.0%	21.8%
Deprec. & Amort.	(28,161)	(28,972)	(28,132)	-2.8%	0.1%
EBIT	55,627	50,850	40,645	9.4%	36.9%
Financ. Res., net	(4,256)	(5,658)	1,480	-24.8%	n.m.
Other Inc.& Exp., net	(146)	(961)	(2)	-84.8%	n.m.
Income before inc.tax	51,225	44,231	42,122	15.8%	21.6%
Inc. Tax & Social Contr.	(19,144)	(14,667)	(17,145)	30.5%	11.7%
Minority Interest	123	209	-	-41.1%	n.m.
Net Income	32,204	29,773	24,977	8.2%	28.9%
n.m. not measured

Year-to-date Data			9M09 vs. 9M08
(R$ Thousand)	9M09	9M08	Δ%
Net Revenues	1,576,220	1,270,477	24.1%
Cost of Services Rendered	(1,239,148)	(1,002,268)	23.6%
Personnel	(980,815)	(796,101)	23.2%
Third-party	(178,413)	(147,364)	21.1%
Rent and Insurance	(69,854)	(50,222)	39.1%
Other	(10,066)	(8,582)	17.3%
SG&A	(111,267)	(73,938)	50.5%
Other Oper.Inc.&Exp., net	(7,851)	(13,373)	-41.3%
EBITDA	217,954	180,898	20.5%
Deprec. &Amort.	(85,187)	(74,266)	14.7%
EBIT	132,767	106,632	24.5%
Financ. Res., net	(12,021)	(1,471)	717.2%
Other Inc.& Exp., net	(1,105)	(114)	866.1%
Income before inc.tax	119,641	105,046	13.9%
Inc.tax & Social Contr.	(42,944)	(39,891)	7.7%
Minority Interest	587	-	n.m.
Net Income	77,284	65,155	18.6%
n.m. not measured

Net Operating Revenue (NOR)

Net Operating Revenue (NOR) totaled R$ 542.3 million in the 3Q09, 16.7%, or R$ 77.5 million, up on the 3Q08, which in turn had recorded substantial year-on-year growth. The main drivers were: i) the increased volume of operations with existing clients (R$ 40.9 million), especially in the financial and telecom sectors; ii) contractual price adjustments (R$ 18.7 million) to reflect cost hikes; and iii) new businesses in several segments, including retail, financial and services (R$ 17.9 million). In comparison to the 2Q09, the R$ 1.8 million, or 0.3%, increase in NOR was essentially due to contractual price adjustments totaling R$ 3.6 million and an increase in new business totaling R$ 3.8 million, partially offset by a R$ 5.6 million in non-recurring revenue from retroactive adjustments in the 2Q09. In year-to-date terms, NOR stood at R$ 1,576.2 million, 24.1% up on the same period of 2008, which had in turn moved up by a hefty 30.1% over 3Q07.

In product terms, customer service continued to account for the majority of NOR with 61.9% of the 3Q09 total, 2.1 p.p. up year-on-year and 1.9 p.p. down quarter-on-quarter, while telemarketing/retention and debt collection accounted for 16.3% each. Debt collection expanded its share by 0.2 p.p. over the 3Q08 and by 1.5 p.p. over the 2Q09, while telemarketing/retention’s share fell by 2.2 p.p. and 0.4 p.p., respectively.

Costs and Expenses

Quarterly Data				3Q09 vs. 2Q09	3Q09 vs. 3Q08
Costs and Expenses (R$ Thousand)	3Q09	2Q09	3Q08	Δ%	Δ%
Net Operating Revenue (NOR)	542,329	540,533	464,810	0.3%	16.7%
Total Costs and Expenses	(458,541)	(460,711)	(396,033)	-0.5%	15.8%
% of NOR	84.6%	85.2%	85.2%	-0.7 p.p.	-0.7 p.p.
Cost of Services Rendered	(415,549)	(420,906)	(357,356)	-1.3%	16.3%
% of NOR	76.6%	77.9%	76.9%	-1.2 p.p.	-0.3 p.p.
Personnel	(329,709)	(334,899)	(282,739)	-1.5%	16.6%
Third-party	(59,188)	(60,305)	(53,964)	-1.9%	9.7%
Rent and Insurance	(23,124)	(22,543)	(17,826)	2.6%	29.7%
Others	(3,528)	(3,159)	(2,826)	11.7%	24.8%
SG&A	(42,110)	(34,839)	(32,624)	20.9%	29.1%
% of NOR	7.8%	6.4%	7.0%	1.3 p.p.	0.7 p.p.
Other Oper. Inc. & Exp., net	(882)	(4,966)	(6,053)	-82.2%	-85.4%
% of NOR	0.2%	0.9%	1.3%	-0.8 p.p.	-1.1 p.p.

Year-to-date Data			9M09 vs. 9M08
Costs and Expenses (R$ Thousand)	9M09	9M08	Δ%
Net Operating Revenue (NOR)	1,576,220	1,270,477	24.1%
Total Costs and Expenses	(1,358,266)	(1,089,579)	24.7%
% of NOR	86.2%	85.8%	0.4 p.p.
Cost of Services Rendered	(1,239,148)	(1,002,268)	23.6%
% of NOR	78.6%	78.9%	-0.3 p.p.
Personnel	(980,815)	(796,101)	23.2%
Third-party	(178,413)	(147,364)	21.1%
Rent and Insurance	(69,854)	(50,222)	39.1%
Others	(10,066)	(8,582)	17.3%
SG&A	(111,267)	(73,938)	50.5%
% of NOR	7.1%	5.8%	1.2 p.p.
Other Oper. Inc. & Exp., net	(7,851)	(13,373)	-41.3%
% of NOR	0.5%	1.1%	-0.6 p.p.

Costs and Expenses totaled R$ 458.5 million in the 3Q09, 15.8% up year-on-year, chiefly reflecting the substantial increase in operational volume, given that the great majority of costs and expenses are variable and directly related to the volume of business.

As a percentage of NOR, they fell by 0.7 p.p., from 85.2%, in the 3Q08 and 2Q09, to 84.6% in the 3Q09.

A more detailed breakdown of the Company’s costs and expenses follows below.

Cost of Services Rendered

3Q09 versus 3Q08

The Cost of Services Rendered totaled R$ 415.5 million in the 3Q09, 16.3% up year-on-year. In percentage-of-NOR terms, however, they fell by 0.3 p.p., from 76.9% in the 3Q08 to 76.6% in the 3Q09.

  Personnel: increase of R$ 47.0 million, or 16.6%, reflecting: i) the larger number of employees, fueled by the increase in the volume of services rendered, partially offset by productivity gains thanks to improved operational time management (R$ 29.1 million); and ii) pay rises resulting from the collective bargaining agreements (R$17.9 million).

  Outsourced Services: increase of R$ 5.2 million, or 9.7%, basically due to the increase in infrastructure and facilities-related services (electricity, security, cleaning and building maintenance), thanks to the increased volume of operations and the higher number of sites.

  Rent and Insurance: increase of R$ 5.3 million, or 29.7% , reflecting the leasing of new Company sites and the expansion of existing ones, contractual adjustments, and the rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

3Q09 versus 2Q09

The Cost of Services Rendered decreased by R$ 5.4 million, or 1.3%, between the 2Q09 and 3Q09. As a percentage of NOR, they fell by 1.2 p.p., from 77.9% to 76.6% .

  Personnel: reduction of R$ 5.2 million, or 1.5%, chiefly due to the decline in the workforce thanks to productivity gains from the more efficient use of operators’ time and more accurate traffic predictions, which led to the generation of more revenue from fewer resources.

  Outsourced Services: reduction of R$ 1.1 million, or 1.9%, mainly due to the decrease in specialized third-party services, such as consulting and technical business support services.

  Rent and Insurance: increase of R$ 0.6 million, or 2.6%, primarily reflecting certain contract adjustments during the quarter.

Selling, General and Administrative Expenses (SG&A)

3Q09 versus 3Q08

SG&A expenses totaled R$ 42.1 million in the 3Q09, 29.1% up on the 3Q08, essentially due to the R$ 13.7 million increase in personnel expenses, in turn mainly reflecting increased efforts by management and a non-recurring alteration of certain conditions in the stock option plan, partially offset by a R$ 4.2 million reduction in other expenses and third-party services, especially in regard to marketing.

3Q09 versus 2Q09

Third-quarter SG&A expenses moved up by R$ 7.3 million, or 20.9%, over the 2Q09, also mainly due to increased efforts by management and a non-recurring alteration of certain conditions in the stock option plan in the 3Q09, partially offset by the decline in other expenses, especially those related to marketing.

Other Operating Revenue and Expenses

Other Operating Revenue and Expenses totaled R$ 1.0 million in the 3Q09, R$ 5.0 million, or 85.4%, down on the 3Q08, and R$ 4.9 million, or 82.2%, less than the 2Q09. The reduction was primarily due to the conclusion of the revision of provisions for labor contingencies, which were above their current historical realization average, thanks to the more efficient management of labor disputes, both through the elimination of reasons for new litigation and through more success in the courts.

EBITDA1

In general, third-quarter EBITDA recorded growth, chiefly due to gains in productivity which enabled a reduction in the workforce in certain important operations, price adjustments, and reduced marketing expenses.

EBITDA totaled R$ 83.8 million in the 3Q09, 21.8% up year-on-year and 5.0% up quarter-on-quarter, accompanied by an EBITDA margin of 15.4%, 0.7 p.p. higher than both the 3Q08 and 2Q09. Year-to-date EBITDA stood at R$ 218.0 million, 20.5% up on the same period in the previous year.

The main factors impacting the 0.7 p.p. year-on-year increase in the EBITDA margin were:

  Gain of 1.2 p.p. from improved productivity;

  Gain of 0.7 p.p. from the reduction in marketing expenses;

  Gain of 0.2 p.p. from annual price adjustments, partially offset by price adjustments in certain cost lines;

  Loss of 0.9 p.p. from the non-recurring recognition of expenses related to administrative personnel and contingencies;

  Loss of 0.5 p.p. from the increase in rental and facilities costs.

_______________
1EBITDA refers to earnings before taxes, net financial expenses, depreciation and amortization. EBITDA is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to net income or as an indicator of performance. However, the Company uses EBITDA to measure its own performance and understands that certain investors and financial analysts also do so.

In comparison to the 2Q09, the 3Q09 EBITDA margin widened by 0.7 p.p., from 15.8% to 15.4%, mainly driven by:

  Gain of 1.0 p.p. from improved productivity;

  Gain of 0.4 p.p. due to certain contractual price adjustments, partially offset by price adjustments in certain cost lines;

  Loss of 0.9 p.p. from the non-recurring recognition of expenses related to administrative personnel and contingencies;

  Gain of 0.2 p.p. from the reduction in other expenses.

_______________
1 Net effect of contract price adjustments and the upturn in direct costs (salaries, etc) on the EBITDA margin.

Depreciation

Depreciation came to R$ 28.2 million in the 3Q09, virtually identical to the 3Q08 figure despite the higher volume of assets, thanks to the non-recurrence of retroactive adjustments related to the acceleration of the assets’ working life effected in the 3Q08 totaling R$ 4.0 million.  In relation to the 2Q09, depreciation fell by R$ 0.8 million, or 2.8%, due to a reduction in asset volume reflecting the third-quarter slowdown in the Company’s investments.

Net Financial Result

The Net Financial Result was a negative R$ 4.3 million, versus a positive R$ 1.5 million in the 3Q08. The R$ 5.7 million reduction was chiefly due to lower interest on financial investments, due to the reduced volume of financial investments and lower interest rates.

In the quarter-on-quarter comparison, the Net Financial Result increased by R$ 1.4 million, or 24.8%, mainly thanks to the increased volume of financial investments and the reduction in other financial expenses related to the monetary restatement of contingencies and the IOF (financial operations tax).

Net Income

Contax posted a 3Q09 Net Income of R$ 32.2 million, R$ 7.2 million, or 28.9%, up year-on-year, mainly driven by the R$ 15.0 million upturn in EBITDA, detailed previously, partially offset by the R$ 5.7 reduction in the financial result, and the R$ 2.0 million upturn in income and social contribution taxes due to higher taxable income.

In comparison with the 2Q09, third-quarter Net Income moved up by R$ 2.4 million, or 8.2%, chiefly due to the above-mentioned R$ 4.0 million upturn in EBITDA, the R$ 0.8 million reduction in depreciation and the R$ 1.4 million improvement in the financial result, partially offset by the R$ 4.5 million increase in income and social contribution taxes due to higher taxable income.

Net Cash (Cash – Debt)1

Cash and cash equivalents closed the 3Q09 at R$ 339.2 million, R$ 55.5 million, or 19.6%, up on the end of the previous quarter, due to operating cash flow of R$ 79.8 million, partially offset by cash expenditure of R$ 19.0 million on the investment program and net cash disbursements of R$5.3 million on financing activities.

Gross debt totaled R$ 231.3 million in September 2009, R$ 4.3 million down on the close of the 2Q09, mainly reflecting the amortization of leasing agreement installments. Net cash closed the third quarter at R$ 107.8 million.

Investments (CAPEX)

Third-quarter investments totaled R$ 19.8 million, 83.2% (or R$ 16.5 million) of which went to the growth of the Company’s business, especially the expansion of the sites in São Paulo, Rio de Janeiro and Pernambuco. Year-to-date capex stood at R$101.6 million, preparing the company for current and future growth.

Investments						3Q09 vs. 2Q09	3Q09 vs. 3Q08	9M09 vs. 9M08
(R$ Thousand)	3Q09	2Q09	3Q08	9M09	9M08	Δ%	Δ%	Δ%
Revenue Growth	16,484	36,320	31,522	101,583	79,308	-54.6%	-47.7%	28.1%
Reinvestments	1,653	1,801	585	5,848	9,162	-8.2%	182.6%	-36.2%
Others	1,666	528	4,738	2,510	9,838	215.5%	-64.8%	-74.5%
Total Investment	19,803	38,649	36,845	109,941	98,308	-48.8%	-46.3%	11.8%

_______________
2Net cash is calculated by subtracting the balance of loans and financing and leasing from the balance of cash and cash equivalents. Net Cash is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to cash or cash equivalents, nor as an indicator of performance. However, the Company uses net cash to measure its own financial and operating performance and understands that certain investors and financial analysts also do so.

Share Performance

     The third quarter of 2009 was marked by the continuing recovery of the markets. Fueled by fiscal and monetary incentives introduced in a synchronized manner by the developed countries, previously tight liquidity is staging a gradual and moderate return in the real economy. Investment flows are even stronger, seeking returns in markets where the growth cycle has not been jeopardized by excessive financial institution leverage.

     In this scenario, Brazil is the regional leader and represents an excellent value creation option in the coming years. As in the main global economies, the Brazilian government is making use of tax breaks to revitalize key sectors of the economy. Other positive elements include the selective resumption of public share offerings and the granting of investment-grade status by the last of the three major international ratings agencies (S&P, Fitch and Moody's), increasing the country’s attractiveness to investors who set great store by such ratings.

     The Bovespa Index (Ibovespa) moved up by 19.5% in the quarter, versus 15.0% for the Dow Jones and 16.7% for the FTSE Emerging Market Index, an important emerging market performance reference. The Company more than reaped the benefits of the recovery and its common and preferred shares recorded respective quarterly appreciation of 61.1% and 48.7% . The Company’s ADRs also followed the same trajectory, moving up by 71.1% over the 3Q09. In the first nine months, Contax’s common and preferred shares and ADRs also substantially outperformed the Ibovespa’s 63.8% upturn, climbing by 117.5%, 93.7% and 192.0% respectively. Nevertheless, the Company’s current EV/EBITDA multiples of around 4x point to plenty of room for expansion in comparison with its peers. The market has been recognizing the Company’s main attributes, such as strong growth, client recognition of its service quality and the constant generation of healthy results, with no surprises. All in all, therefore, the Company’s fundamentals indicate an excellent upside potential.

Quarterly Data				3Q09 vs. 2Q09	3Q09 vs. 3Q08
Share Performance	3Q09	2Q09	3Q08	Δ%	Δ%
Number of Shares ('000)	14,943	14,943	15,857	-	-5.8%
Market Cap (R$ Million)	1,235.6	804.8	657.6	53.5%	87.9%
Price*
CTAX3 (R$)	87.0	54.0	44.0	61.1%	97.8%
CTAX4 (R$)	80.0	53.8	40.0	48.7%	99.9%
CTXNY (US$)	2.2	1.3	0.9	71.1%	143.3%
Small Cap Index**	968.4	720.5	667.5	34.4%	45.1%
Bovespa	61,518	51,465	49,541	19.5%	24.2%
Dow Jones	9,712	8,447	10,851	15.0%	-10.5%
Avg. Daily Vol. of Shares
CTAX3	4,792	7,746	8,354	-38.1%	-42.6%
CTAX4	21,931	25,761	42,882	-14.9%	-48.9%
CTXNY	120,809	39,381	17,612	206.8%	585.9%
Avg. Daily Finacial Vol. ('000)
CTAX3 (R$)	322.3	407.7	426.1	-20.9%	-24.4%
CTAX4 (R$)	1,431.4	1,221.9	1,760.6	17.1%	-18.7%
CTXNY (US$)	171.8	39.6	22.2	334.1%	674.7%

*Quarter's end
** Bovespa's Small Cap Index
Source: Bloomberg

Attachments

1) Income Statement

Consolidated Income Statement for the Period				3Q09 vs. 2Q09	3Q09 vs. 3Q08
(R$ Thousand)	3Q09	2Q09	3Q08	Δ%	Δ%
Sales and Services Revenues	586,323	584,573	501,666	0.3%	16.9%
Deduction from Gross Revenues	(43,994)	(44,040)	(36,856)	-0.1%	19.4%
Net Revenues	542,329	540,533	464,810	0.3%	16.7%
Cost of Goods Sold (COGS)	(439,178)	(445,681)	(381,933)	-1.5%	15.0%
Gross Profit	103,151	94,852	82,877	8.7%	24.5%
Operating Revenue (Expenses)	(51,926)	(50,621)	(40,755)	2.6%	27.4%
Selling Expenses	(6,033)	(6,433)	(11,723)	-6.2%	-48.5%
G&A Expenses	(40,609)	(32,604)	(24,457)	24.6%	66.0%
Financial Results	(4,256)	(5,658)	1,480	-24.8%	-387.6%
Financial Revenues	5,128	5,058	10,150	1.4%	-49.5%
Financial Expenses	(9,384)	(10,716)	(8,670)	-12.4%	8.2%
Other Operating Revenues	2,071	3,699	1,945	-44.0%	6.5%
Other Operating Expenses	(3,099)	(9,625)	(8,000)	-67.8%	-61.3%
Operating Profit	51,225	44,231	42,122	15.8%	21.6%
Income Before Taxes	51,225	44,231	42,122	15.8%	21.6%
Income tax and Social Contribution Provision	(19,988)	(13,978)	(16,249)	43.0%	23.0%
Deferred Income Taxes	844	(689)	(896)	-222.5%	-194.2%
Minority Interest	123	209	-	-41.1%	n.m.
Net Income	32,204	29,773	24,977	8.2%	28.9%
Number of Shares Excluding Treasury (in '000)	14,777	14,777	14,777	-	-
EPS (R$)	2.18	2.01	1.69	8.2%	28.9%
* n.m. not measured.

2) Balance Sheet

Balance Sheet (R$ Thousand)
Assets	09/30/2009	06/30/2009	09/30/2008
Total Assets	1,034,390	961,379	921,275
Current Assets	532,828	449,506	507,142
Cash and equivalents	339,168	283,688	352,739
Credits (Clients)	130,962	127,849	104,267
Deferred and Recoverable Taxes	43,039	24,232	35,708
Prepaid expenses	9,396	4,230	4,051
Others assets	10,263	9,507	10,376
Non-current Assets	501,562	511,873	414,133
Long-term Assets	88,977	90,847	67,907
Deferred and Recoverable Taxes	27,697	27,902	22,996
Judicial deposits	47,982	43,210	30,935
Credits Receivable	11,969	18,354	12,751
Others assets	1,329	1,381	1,226
Fixed Assets	412,585	421,026	346,227
Plant, property and equipament	329,892	336,945	268,045
Intangible Assets	82,693	84,081	78,182

Liabilities	09/30/2009	06/30/2009	09/30/2008
Total Liabilities	1,034,390	961,379	921,275
Current Liabilities	401,662	355,918	311,220
Short-term loans & financing	50,408	48,707	17,198
Suppliers	57,182	56,559	53,692
Taxes payable	60,195	40,593	47,182
Dividends payable	2,193	2,199	1,454
Wages and benefits	229,472	206,695	190,676
Others	2,212	1,165	1,018
Non-current Liabilities	261,162	274,948	304,165
Long-term Liabilities	261,162	274,948	304,165
Long-term loans & financing	180,928	186,880	225,927
Provisions	62,712	70,262	58,677
Others	17,522	17,806	19,561
Minority Interest	1,492	1,615	-
Shareholders' Equity	370,074	328,898	305,890
Capital Stock	223,873	223,873	223,873
Capital reserves	19,374	10,402	9,254
Revenue reserves	60,627	60,627	18,694
Accrued Income	66,200	33,996	54,069

3) Cash Flow

Cash Flow (R$ Thousand)	9M09	9M08
Net Cash from Operating Activities	166,275	176,858
Cash from Operating Activities	185,311	161,252
Net Income	77,284	65,153
Depreciation and Amortization	85,187	74,266
Gains (Losses) from the Sale of Fixed Assets	1,105	114
Contingencies and Other Provisions	10,208	13,788
Stock Option Plan	9,729	271
Deferred income tax and social contribution tax	2,385	7,660
Minority Interest	(587)	-
Change in Assets and Liabilities	(17,007)	16,610
Increase (Decrease) in Accounts Receivable	(34,913)	(22,446)
Increase (Decrease) in Prepaid Expenses	(5,500)	(1,243)
Increase (Decrease) in Deferred Taxes	10,739	(4,788)
Increase (Decrease) in Other Assets	(5,793)	(7,504)
Increase/ (Decrease) in Payroll and Related Charges	47,547	47,327
Increase/(Decrease) in Suppliers	(19,663)	(18,774)
Increase/(Decrease) in Taxes Payable	(9,165)	7,713
Increase/ (Decrease) in Other Liabilities	(259)	16,325
Other	(2,029)	(1,004)
Provisions for Financial Charges	(2,029)	(1,004)
Net Cash used in Investing Activities	(120,870)	(110,646)
Sale of Fixed Assets	21	122
Acquisition of Fixed Assets	(109,631)	(98,287)
Judicial Deposits	(11,260)	(12,481)
Net Cash used in Financing Activities	(62,165)	46,217
Capital Increase (Reduction)	-	-
Leasing Payments	(12,818)	(13,936)
Short-term Loans	-	-
Long-term Loans	-	111,905
Dividend Payments	(49,347)	(12,817)
Repurchase of Shares	-	(38,935)
Sale of Shares	-	-
Exchange Variation w/out Cash & Cash Equivalents	-	-
Increase (Reduction) in Cash and Cash Equivalents	(16,760)	112,429
Cash and Cash Equivalents – Beginning of Period	355,928	240,310
Cash and Cash Equivalents – End of Period	339,168	352,739

4) EBITDA reconciliation

Quarterly Data				3Q09 vs. 2Q09	3Q09 vs. 3Q08
EBITDA Reconciliation	3Q09	2Q09	3Q08	Δ%	Δ%
Net Income	32,204	29,773	24,977	8.2%	28.9%
(-) Minority Interest	(123)	(209)	-	-41.1%	n.m.
(+) Income Tax & Social Contr.	19,144	14,667	17,145	30.5%	11.7%
Operating Income	51,225	44,231	42,122	15.8%	21.6%
(+) Financial Expenses	9,384	10,716	8,670	-12.4%	8.2%
(-) Financial Revenues	(5,128)	(5,058)	(10,150)	1.4%	-49.5%
(+) Depreciation and Amortization	28,161	28,972	28,132	-2.8%	0.1%
(-) Non-recurring Expenses (Income)	146	961	2	-84.8%	6055.4%
EBITDA	83,788	79,822	68,777	5.0%	21.8%

Year-to-date Data			9M09 vs. 9M08
EBITDA Reconciliation	9M09	9M08	Δ%
Net Income	77,284	65,155	18.6%
(-) Minority Interest	(587)	-	n.m.
(+) Income Tax & Social Contr.	42,944	39,891	7.7%
Operating Income	119,641	105,046	13.9%
(+) Financial Expenses	30,485	23,705	28.6%
(-) Financial Revenues	(18,464)	(22,234)	-17.0%
(+) Depreciation and Amortization	85,187	74,266	14.7%
(-) Non-recurring Expenses (Income)	1,105	114	866.1%
EBITDA	217,954	180,898	20.5%
n.m. not measured

5) Adjustments related to Law 11,638/07

Comparative Income Statement	1Q08			2Q08
R$ Thousand	Previous IS	Ajustments to the LAW	Ajusted IS	Previous IS	Ajustments to the LAW	Ajusted IS
Net Revenues	391,399	-	391,399	414,268	-	414,268
Cost of Services Rendered	(320,722)	6,419	(314,303)	(337,031)	6,420	(330,611)
Personnel	(250,030)	-	(250,030)	(263,332)	-	(263,332)
Third-party	(45,316)	-	(45,316)	(48,084)	-	(48,084)
Rentals and Insurance	(22,272)	6,419	(15,853)	(22,963)	6,420	(16,543)
Other	(3,104)	-	(3,104)	(2,652)	-	(2,652)
SG&A	(19,646)	(14)	(19,660)	(21,646)	(8)	(21,654)
Other Oper.Inc.&Exp., net	(3,159)	-	(3,159)	(4,161)	-	(4,161)
EBITDA	47,872	6,405	54,277	51,430	6,412	57,842
Deprec. &Amort.	(16,136)	(6,418)	(22,554)	(17,284)	(6,297)	(23,581)
EBIT	31,736	(13)	31,723	34,146	115	34,261
Financ. Res., net	106	(1,683)	(1,577)	430	(1,804)	(1,374)
Other Income & Expenses	14	-	14	(126)	-	(126)
Income before inc.tax	31,856	(1,696)	30,160	34,450	(1,688)	32,762
Inc.tax & Social Contr.	(10,759)	-	(10,759)	(11,987)	-	(11,987)
Minority Interest	-	-	-	-	-	-
Net Income	21,097	(1,696)	19,401	22,463	(1,688)	20,775

Comparative Income Statement	3Q08			4Q08
R$ Thousand	Previous IS	Ajustments to the LAW	Ajusted IS	Previous IS	Ajustments to the LAW	Ajusted IS
Net Revenues	464,810	-	464,810	504,251	-	504,251
Cost of Services Rendered	(363,421)	6,065	(357,356)	(406,163)	6,131	(400,032)
Personnel	(282,739)	-	(282,739)	(313,972)	-	(313,972)
Third-party	(54,003)	39	(53,964)	(60,264)	-	(60,264)
Rentals and Insurance	(23,891)	6,065	(17,826)	(28,729)	6,131	(22,598)
Other	(2,788)	(38)	(2,826)	(3,198)	-	(3,198)
SG&A	(32,607)	(17)	(32,624)	(33,310)	216	(33,095)
Other Oper.Inc.&Exp., net	(6,053)	-	(6,053)	(3,436)	-	(3,436)
EBITDA	62,729	6,048	68,777	61,342	6,347	67,688
Deprec. &Amort.	(22,147)	(5,986)	(28,132)	(22,010)	(4,575)	(26,584)
EBIT	40,582	63	40,645	39,332	1,772	41,104
Financ. Res., net	3,193	(1,713)	1,480	3,344	(1,923)	1,421
Other Income & Expenses	(2)	-	(2)	(1,704)	-	(1,704)
Income before inc.tax	43,773	(1,651)	42,122	40,973	(152)	40,821
Inc.tax & Social Contr.	(17,145)	-	(17,145)	(13,564)	-	(13,564)
Minority Interest	-	-	-	(3)	-	(3)
Net Income	26,628	(1,651)	24,977	27,406	(152)	27,254

Disclaimer

The information contained in this document relating to business prospects, estimates of operating and financial results, and the growth prospects of Contax are merely projections and, as such, are based exclusively on Management’s expectations concerning the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy and the industry, and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.